                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                 PMFG, Inc. (formerly Peerless Manufacturing Co.)
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  69345P103
                               (CUSIP Number)

                                   9/4/09
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ].  A fee is not required only if the filing person: (1) has a previous statement on file reporting  beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial  ownership of five percent or less of such class.
(See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed  to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE
This Amendment No. 1 (Amendment 1) on Schedule 13G/A amends the Statement on Schedule 13G of Mr. William Fred Nicklin filed on September 4, 2009 (the
Original Filing). Mr. Nicklin is filing this Amendment No. 1 solely to correct
Item 2 of the cover page and report the inadvertent omission of certain beneficial ownership. Except as described above, no other changes have been made to the Original Filing and the Company has not updated disclosure contained herein to reflect events that have occurred since the Original
Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing.

1. NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
 OF ABOVE PERSONS (ENTITIES ONLY)

 William Fred Nicklin

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) [ ]
 (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

 United States

  5 SOLE VOTING POWER  951198 (1) shares
NUMBER OF
SHARES
BENEFICIALLY 6 SHARED VOTING POWER  37500 (2) shares
OWNED BY
EACH
REPORTING 7 SOLE DISPOSITIVE POWER 951198 (1) shares
PERSON WITH

  8 SHARED DISPOSITIVE POWER 37500 (2) shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 988698 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 SHARES [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 7.6%

12.  TYPE OF REPORTING PERSON

        IN

Item 1(a).  Name of Issuer:

            PMFG, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            14651 North Dallas Parkway, Suite 500
            Dallas, Texas 75254

Item 2(a).  Name of Person Filing:

            William Fred Nicklin

Item 2(b).  Address of Principal Business Office:

            3 Rivers Edge, Newburgh, NY 12550-1457

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number: 69345P103

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check  whether the person filing is a:

Item 4.     Ownership:

      (a)   Amount of Beneficially Owned: 988698 shares

      (b)   Percent of Class: 7.6%

      (c)   Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote:
                951198 (1) shares

            (ii) Shared power to vote or to direct the vote:
                37500 (2) shares

            (iii) Sole power to dispose or to direct the disposition of:
  951198 (1) shares

            (iv) Shared power to dispose or to direct the disposition of:
  37500 (2) shares

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the
     Security Being Reported on by the Parent Holding Company or Control Person

     Not applicable

Item 8.     Identification and Classification of Members of the Group.

     Not applicable

Item 9.     Notice of Dissolution of Group.

     Not applicable

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.
_____________________________________________________________________________

(1) Represents 458,948 shares of common stock held by Mr. Nicklin directly,
36,000 shares of common stock held by Nicklin Holdings Inc., as to which
Mr. Nicklin has voting and investment power, 81,250 shares of common stock held by Freda W. Nicklin, as to which Mr. Nicklin has voting and investment power, 250,000 shares of common stock that may be acquired pursuant to the conversion of shares of preferred stock, which may be converted within 60 days of September 4, 2009, and warrants to purchase 125,000 shares of common stock, which may be exercised within 60 days of September 4, 2009.

(2) Represents 37,500 shares of common stock held by the Franklin C.
Nicklin Testamentary Trust, as to which Mr. Nicklin has shared voting and investment power.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Signature:

         Date: September 16, 2010

         /s/ William F. Nicklin
              Signature

          William F. Nicklin
                Name